

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

April 23, 2010

By U.S. Mail and Fax

Mr. Patrick M. Byrne
Chief Executive Officer
Overstock.com, Inc.
6350 South 3000 East
Salt Lake City, UT   84121

> **Re: Overstock.com, Inc.**
> **Form 10-K/A Amendment No. 1 for the Fiscal Year Ended**
> **December 31, 2008 Filed March 5, 2009**
> **File No. 000-49799**

Dear Mr. Byrne:

We have completed our review of your Form 10-K/A and related filings and have no further comments at this time.

Sincerely,

Andrew Mew
Accounting Branch Chief